SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
Commission File Number 005-91594

NOTIFICATION OF LATE FILING
(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR
☐ Form N-CAR
For Period Ended: September 30, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Enphys Acquisition Corp.
Full name of registrant

Former name if applicable

216 East 45th Street, 13th Floor
Address of principal executive office

New York, NY 10017
City, state and zip code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR, Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Enphys Acquisition Corp. (the “Company”) will not, without unreasonable effort and expense, be able to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 with the Securities and Exchange Commission within the prescribed time period due to delays in completion of the financial statements for the quarter ended September 30, 2022.

The delay in the issuance of the Company’s unaudited condensed financial statements for the quarter ended September 30, 2022 is attributable to the valuation of the public and private warrants.

In addition, the Company has concluded that there is a material weakness related to the (a) control environment over private warrant valuations and financial reporting which resulted in inadequate oversight over the performance of controls and our control activities and (b) control activities which resulted in the failure to design and implement controls which provided a sufficient level of precision around the accounting for changes in fair value of private warrants and the failure to properly design and implement controls over the presentation of the related required financial statement disclosures.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis. The existence of one or more material weaknesses precludes a conclusion by management that the Company's disclosure controls and procedures and internal control over financial reporting are effective.

As a result of the material weakness or material weaknesses, the Company believes that its internal control over financial reporting was not effective and its disclosure controls and procedures were not effective as of June 30, 2022 and September 30, 2022.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jorge de Pablo, Chief Executive Officer	(646)	854-6565
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes	☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes	☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Enphys Acquisition Corp.
(Name of Registrant as Specified in Charter.)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 15, 2022	By:	/s/ Jorge de Pablo
Jorge de Pablo
Chief Executive Officer